BioHarvest Sciences to Host Third Quarter 2024 Earnings Call on November 25 at 4:30 p.m. Eastern Time

Vancouver, British Columbia and Rehovot, Israel – November 18, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (NASDAQ: BHST) (CSE: BHSC), a company pioneering its patented Botanical Synthesis technology platform, today announced that it will release financial results for the third quarter ended September 30, 2024 after market close on Monday, November 25, 2024.

Management will host an investor conference call at 4:30 p.m. Eastern time on Monday, November 25, 2024, to discuss BioHarvest's third quarter 2024 financial results, provide a corporate update, and conclude with a question-and-answer session from telephone participants. To participate, please use the following information:

Third Quarter FY2024 Results Conference Call

Date: Monday, November 25, 2024

Time: 4:30 p.m. Eastern time

U.S./Canada Dial-in: 1-844-825-9789

International Dial-in: 1-412-317-5180

Conference ID: 10194495

Webcast: BHST Q3 FY2024 Earnings Conference Call

(https://viavid.webcasts.com/starthere.jsp?ei=1697773&tp_key=9cc647b161)

Please dial in at least 10 minutes before the start of the call to ensure timely participation.

A telephone playback of the call will be available through Monday, December 9, 2024. To listen, call 1-844-512-2921 within the United States and Canada or 1-412-317-6671 when calling internationally, using replay pin number 10194495. A webcast replay will also be available by clicking here: BHST Q3 FY2024 Earnings Conference Call (https://viavid.webcasts.com/starthere.jsp?ei=1697773&tp_key=9cc647b161).

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us